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                                   January 16,1996

Andrew Harrsion
5280 Miramar
Eugene, OR  97405                                     FAX:  (541) 345-1144



Re: Consulting Contract Extension and Stock Option Incentive



Dear Andy,

    Please accept this letter as confirmation of our discussions regarding your consultancy to Vitafort International Corporation. Specifically:

1. You would like to revisit your agreement with Vitafort International Corporation to increase both the scope of your assignment, and the monthly cash remuneration. While the Company gives no assurances of the continued use of your services, nor does it agree to any change in scope of assignment, we do acknowledge receipt of your request.

2. While we consider the terms and conditions of continued or expanded services to be provided and the related remuneration, we will extend your existing contract (originally executed in August of 1996) on a month to month basis, leaving all other terms unchanged.

3. Subject to the approval of the Board of Directors, Vitafort International Corporation will grant you two year stock purchase options allowing you to purchase up to 180,000 common shares of Vitafort International Corporation at 15 CENTS per share. The options will be subject to performance and time vesting criteria to be agreed to as part of your new contract negotiations. However, 10% of the options shall irrevocably vest immediately, and another 10% shall vest on July 1, 1996 provided you are still providing satisfactory independent consulting services to the Company on those dates. Absent the formal creation of performance criteria before each date, another 20% of the options shall vest on December 31, 1996, 1997, 1998, and 1999.

    If the foregoing meets with your approval, please sign this letter in the appropriate place below.

                                  Very truly yours,


                                 /S/  ELOY L. ELLIS
                                 --------------------
                                      Eloy Ellis

                                 AGREED AND ACCEPTED:


                                 /S/  ANDREW HARRISON
                              ------------------------
                                  Andrew Harrison